Sean Dixon

June 12 at 12:17 PM ·

Simply Tiny in the news! Major changes are coming! We need YOU to OWN our COMPANY.

Invest in your future here:
https://wefunder.com/simply.tiny.development

Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


9:09 PM
FOX 21
LOCAL NEWS
FOX21ONLINE.COM

FOX21ONLINE.COM



Sean Dixon

May 18 ·

INVESTOR UPDATE

The Tiny Home and CamperVan markets are projected to reach 13.5 BILLION by 2027--

Invest now! https://wefunder.com/simply.tiny.development

Simply Tiny Development has surpassed the 20k mark on our crowdfunding campaign!! Thank you to the 31 investors who have joined our mission so far! There is still time left to receive early bird terms for those of you who have not invested!

Incentives include:
-Discounted Stock
-Capital Gains Tax Exclusions (post entity conversion)
-A chance to use business as a "force for good!"

P.S.
This is one of our homes pictured below :)

Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.





Sean Dixon

May 18 ·

INVESTOR UPDATE

The Tiny Home and CamperVan markets are projected to reach 13.5 BILLION by 2027--

Invest now! https://wefunder.com/simply.tiny.development

Simply Tiny Development has surpassed the 20k mark on our crowdfunding campaign!! Thank you to the 31 investors who have joined our mission so far! There is still time left to receive early bird terms for those of you who have not invested!

Incentives include:
-Discounted Stock
-Capital Gains Tax Exclusions (post entity conversion)
-A chance to use business as a "force for good!"

P.S.
This is one of our homes pictured below :)

Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.





Simply Tiny Development

May 5 ·

Hey guys! Thanks so much for those of you who have joined us so far. We're so excited for you to be along for this journey as well. If anyone is interested in supporting our mission, please like/share/or visit the link below to check out our capital raise that's going on right now!

https://wefunder.com/simply.tiny.development

Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



April 26 ·

Friends and Family,

Simply Tiny Development is GROWING quickly! The Team cannot express enough gratitude to everyone who has helped us so far. Today, we are inviting EVERYONE to join our mission by investing in Simply Tiny Development through our crowdfunding campaign on WeFunder!

Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



11:56

SIMPLYTINYDEV
Posts

simplytinydev



Liked by **mekana_palike** and **27 others**

simplytinydev Enjoying coffee, on the road, with a great view.

This is a life we hope to share with several other van dwellers in the future.

If you're interested in joining our journey but aren't ready for a van or home, join us in our capital raise at the link in or bio.

Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

11:56

SIMPLYTINYDEV
Posts



88 views · Liked by **originmediaco**

simplytinydev One of the main sustainable materials used in our projects is hemp wood. Hemp is a great alternative because it is known to intake far less water than other plants.

Our capital raise is still going! Visit the link in our bio if you're interested in investing with us today!

Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

11:56

SIMPLYTINYDEV
Posts

#houseonwheels #unitednationsglobalcompact #1percentftp #1percentfortheplanet

May 3

simplytinydev ...


1:36
Watch IGTV Video

705 views · Liked by **lifeelevated_official**

simplytinydev Invest With Us Today · Thank you so much for the support that we have received so far. We absolutely love the work we do to support our planet and we can't wait to continue that effort.

If you'd like to invest in Simply Tiny Development today, check out the link in our bio!

Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

SD

Sean Dixon April 25, 2021 at 10:50 AM

Investment Opportunity!

To: Nick Nazowski

Nick,

Our capital raise is live through WeFunder! We are looking to share our success with those who have supported us from the beginning! We are looking to raise $1,050,000 through this platform for our Tiny Homes and CamperVans. Please share with anyone who may be interested in this opportunity. Check out our WeFunder pitch to see the details and invest! Thank you for all of your support!

Invest here: https://wefunder.com/simplytinydevelopment/

Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

With Gratitude,
Dr. Sean M. Dixon
CEO, Simply Tiny Development
a Public Benefit LLC
(720)413-2503
www.SimplyTinyDevelopment.com

PDF

STD Business Plan .pdf

PDF



Dr. Sean Dixon

Chief Executive Officer at Simply Tiny Development, LLC

1mo •

Friends and Associates,

Simply Tiny Development is GROWING quickly! The Team cannot express enough gratitude to everyone who has helped us so far. Today, we are inviting EVERYONE to join our mission by investing in Simply Tiny Development through our crowdfunding campaign on WeFunder!

Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Invest in Simply Tiny Development, PB LLC: We develop sustainable Tiny



Dr. Sean Dixon

Chief Executive Officer at Simply Tiny Development, LLC

1mo •

Friends and Associates,

Simply Tiny Development is GROWING quickly! The Team cannot express enough gratitude to everyone who has helped us so far. Today, we are inviting EVERYONE to join our mission by investing in Simply Tiny Development through our crowdfunding campaign on WeFunder!

Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Invest in Simply Tiny Development, PB LLC: We develop sustainable Tiny



Dr. Sean Dixon
Chief Executive Officer at Simply Tiny Development, LLC
1mo •

Friends and Associates,

Simply Tiny Development is GROWING quickly! The Team cannot express enough gratitude to everyone who has helped us so far. Today, we are inviting EVERYONE to join our mission by investing in Simply Tiny Development through our crowdfunding campaign on WeFunder!

Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Less than 3% of applicants are accepted. We only consider those who provide personal references. Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.